BARCLAYS CAPITAL INC. 745 7TH AVENUE NEW YORK, NEW YORK 10019	MORGAN STANLEY & CO. LLC 1585 BROADWAY NEW YORK, NEW YORK 10036

June 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Shannon Davis
Lory Empie
Aisha Adegbuyi
James Lopez

Re:	Slide Insurance Holdings, Inc.

Registration Statement on Form S-1, as amended (File No. 333-287556)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-1 (File No. 333-287556) (as amended, the “Registration Statement”), of Slide Insurance Holdings, Inc. (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 17, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the Underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the Company’s preliminary prospectus, dated June 9, 2025, to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, as representatives of the Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

BARCLAYS CAPITAL INC.
MORGAN STANLEY & CO. LLC

As representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Jyri Wilska
Name: Jyri Wilska
Title: Managing Director